Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine Months Ended September 30, 2014	Year Ended December 31
		2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income from continuing operations before income taxes	$3,472	$2,764	$3,822	$4,449	$2,655	$1,682
Add:
Distributed earnings from equity in unconsolidated affiliates	8	19	4	13	13	17
Fixed charges	422	511	445	384	402	361
Subtotal	3,902	3,294	4,271	4,846	3,070	2,060
Less:
Equity in earnings of unconsolidated affiliates	16	9	14	20	20	16
Total earnings available for fixed charges	$3,886	$3,285	$4,257	$4,826	$3,050	$2,044

Fixed charges:
Interest expense	$293	$339	$305	$268	$308	$297
Rental expense representative of interest	129	172	140	116	94	64
Total fixed charges	$422	$511	$445	$384	$402	$361

Ratio of earnings to fixed charges	9.2	6.4	9.6	12.6	7.6	5.7